Exhibit 100.3

NICE EMEA Interactions 2018 to Present Breakthrough Insights on
Smart Interactions in the Cloud Over Two Day Event

With over 25 sessions, more than half of which will be presented by customers and industry experts, expanded event slated to the most content rich conference ever

Hoboken, N.J., May 23, 2018 – NICE (Nasdaq: NICE) today announced the launch of Interactions EMEA 2018 to be held in London, the UK. For the first time, the annual conference will be spread over two days on June 5-6, with five pre-conference tracks now included on its opening day. Focusing on 'Smart Interactions in the Cloud, the event will uniquely feature a rich line up of content presented by customers of NICE inContact, NICE Satmetrics and NICE Nexidia, in addition to NICE and industry experts, who will share their success journey and best practices. To register or for more information, please click here.

Interactions EMEA will feature six content rich breakout tracks dedicated to helping organizations and their executives succeed. These include: Service Excellence with QM and Analytics, Voice of the Customer: Completing the Picture, Automation and AI: Streamline Service Delivery, Enhancing Workforce Management and Employee Productivity, Elevate Customer Experience to the Cloud, and Risk and Compliance.

Sir Lenny Henry, celebrated comedian, actor, writer, blues singer and co-creator of 'Comic Relief 'will take the Interactions EMEA 2018 mainstage to present the keynote address. NICE customers slated to present at the event include Cabinet Office, Generali, NewDay, Nimble Group, Türkiye İş Bankası,Turkey, Webhelp and more. A variety of educational tracks focusing on topics such as Automation, Analytics as well as Risk and Compliance will be covered in the expanded pre-conference event. The NICE Business Partner Summit will also be held from 4 to 5 June, providing the opportunity to meet and network with NICE executives, share best practices and view demonstrations. Click here to register.

John O’Hara, President, NICE EMEA said: “We're excited to expand our annual Interactions EMEA conference to two days this year, hosting a record number of customers and industry experts not just to participate in the event but also to present their insights on stage. The conference will showcase our latest innovations and discuss best practices that will drive attendees to improve business performance via the delivery of unparalleled customer service."

Follow Interactions 2018 online:

Facebook: NICE Facebook Page
Twitter: @NICELtd
LinkedIn: NICE Ltd

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O'Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.